CPI AEROSTRUCTURES, INC.

2003 Annual Report



▶ VISION ▶ FOCUS ▶ EXECUTION

ABOUT THE COMPANY

CPI Aerostructures, Inc. is engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the armed forces. In conjunction with its assembly operations, CPI provides engineering, technical and program management services. Among the key programs that CPI supplies are the C-5A Galaxy cargo jet, the T-38 Talon jet trainer, the A-10 Thunderbolt attack jet and the E-3 Sentry AWACS jet. CPI has over 24 years of experience with over 1,450 contracts completed.

CONTENTS

▷ FINANCIAL HIGHLIGHTS

(In thousands, except per share data) — Fiscal Years Ended December 31

Statement of Operations Data:	2003	2002	2001	2000*	1999*
Net sales	$27,288	$23,999	$15,024	$ 8,261	$6,080
Income from operations	5,827	5,009	2,589	1,163	474
Net income (loss)	8,393	4,444	(11,638)	950	456
Net income (loss) per share					
Basic	$ 1.72	$ 1.63	$ (4.39)	$ 0.36	$ 0.17
Diluted	1.56	1.40	–	0.34	0.17
Balance Sheet Data:					
Cash and cash equivalents	$ 2,794	$ 91	$ 180	$ 63	$ 188
Working capital	19,319	1,976	(2,808)	8,134	7,295
Total assets	23,939	15,605	13,831	11,647	8,862
Total debt	33	8,064	9,607	1,712	391
Total liabilities	4,106	13,267	16,185	3,393	1,671
Stockholders' equity	19,832	2,338	(2,354)	8,255	7,191

* Aerospace segment results only.

Number of Contracts Awarded


350
284
129
'99
'00
'01
'02
'03

Dollar Value of Contracts Awarded
(in $ millions)


$24.5
$13.0
$7.0
'99
'00
'01
'02
'03

Revenue
(in $ millions)


$27.3
$24.0
$6.1
'99
'00
'01
'02
'03

LETTER TO SHAREHOLDERS

We are proud of our progress in 2003, a productive year in which CPI emerged not only as a well-regarded supplier of aftermarket aircraft parts to the U.S. military, but also as a public company that is financially, technically and organizationally capable of competing for major, long-term contracts. We kicked off 2003 by raising $7.6 million of net proceeds through an equity offering, which gave us a solid foundation from which to expand. Along the way, we achieved considerable growth in revenue, new contract awards, backlog, and operating profits.

Our top-line continued to increase as we reported record revenue from aircraft operations for the third consecutive year, totaling approximately $27.3 million, a 14% improvement over the $24 million reported in 2002. Net income increased 91% to $8.4 million. Even after eliminating one-time gains and tax benefits realized in 2003, we posted impressive financial results, with net income increasing 25% to $3.4 million.

Contract awards showed double-digit growth for the seventh consecutive year, reaching $31.1 million, a 17% increase over 2002. We were awarded 350 new contracts in 2003 with a dollar value of $23 million, up 23% over last year. Our 2003 bid-to-win ratio of 14% is well above the industry average of 5%. We closed the year with a funded backlog of $34.6 million, up 80% from one year earlier.

Given the current geopolitical environment, the potential for armed military conflict is high in many regions of the world. Therefore, military aircraft must be ready immediately for combat. As a supplier of replacement parts for out of production aircraft, and a provider of program management services to the U.S. Air Force, we can capitalize on this situation. Nearly 80% of our 2003 revenue was derived from three aircraft programs: the T-38 Talon jet trainer, C-5A Galaxy cargo jet and the E-3 Sentry AWACS jet. These three aircraft are at the heart of pilot training programs; they transport military equipment and supplies across the globe, and they provide early warning of breaches in security, both here at home and at our military installations around the world. These aircraft have a long lifespan. Even if the threat of military combat subsides, the C-5A is expected to be in service until 2040 and the T-38 is expected to be utilized until 2020. Since the military values us as one of its preferred providers on a number of programs pertaining to these aircraft, we expect to continue servicing them for as long as they are in use.



CPI emerged from 2003 as a public company that is financially, technically and organizationally capable of competing for major, long-term programs.

Following an equity offering in February 2003, which netted $7.6 million, we eliminated essentially all of our long-term debt. While being virtually free of long-term debt is a worthwhile goal in itself, for CPI, financial strength is a business imperative. To the U.S. military, our principal customer, recognition as a true contender for larger, longer range contracts, requires no financial impediments that could prevent us from meeting stringent production requirements and delivery timetables. To ensure access to funds if and when needed, we secured a three-year $5 million revolving credit facility with JPMorgan Chase Bank during the fourth quarter.

Our achievements have not gone unnoticed. One highlight occurred when Forbes Magazine ranked CPI the tenth best performing small company in America and the fourth best based upon return on equity.

In April 2003, we were awarded the 2003 Manufacturer of the Year award by the Long Island Forum for Technology. We've also been featured in *Inc. Magazine,* and on Long Island's public television station, WLIW. The financial markets rewarded us as well. Our market cap, which was approximately $10.5 million at the start of 2003, reached as high as $65 million in the fourth quarter.

We are extremely enthusiastic about CPI's prospects both near and long term. As previously announced, we expect revenue to increase between 10%-15% for 2004. This may increase further based on the number and value of contracts we are awarded in 2004. During the past few months, the U.S. Government has accepted a number of substantial bids from us. Success in winning them could have a dramatic affect on our financial performance for 2004.

A special thanks goes to all of the members of our organization for their contribution to our successes of the past year. We are grateful for the support and confidence of our shareholders, and remain committed to increasing shareholder value by doing what we do best, providing our government and our aerospace/defense customers with value-added engineering and quality on-time delivery.

Sincerely yours,

Edward J. Fred
Chief Executive Officer and
President

▷ VISION

CPI is pursing programs for out-of production aircraft where original equipment manufacturers have ceased producing replacement parts.

Our vision for CPI evolved in the mid to late 1990s, when the Clinton Administration closed several military installations and began outsourcing the assembly of component parts into subassemblies, which previously had been performed at military bases. Setting our sights on building our business around this opportunity resulted in subsequent actions to de-emphasize commercial aviation and to exit the machining business. In 2003, 98% of our revenue was derived from government contract sales, validating our decisions of earlier years.



Our vision for CPI's future is to continue to focused on our target market, which includes the United States Air Force, other branches of the armed forces and related agencies, and major aerospace and defense companies.

Within that larger vision, we are pursuing programs for out of production aircraft, where original equipment manufacturers have ceased producing replacement parts. We are also bidding on major modification programs, like the T-38 trainer, which the Air Force is upgrading for new generations of pilots. Our foothold will continue to be in long-lived programs, such as the C-5A cargo jet, which is currently planned to be transporting equipment, vehicles and supplies through 2040. Additionally, we will pursue evergreen programs rather than those that may be reliant on conflict, next generation technologies or the political party that is in office. It is a large market place, one in which we excel, and where we see vastly expanding opportunities.

To fully utilize the capabilities that we have in-house or at our disposal, we also are tracking larger, longer-term and more complex projects. Typically, these projects require more substantial and sophisticated proposals, and award grants generally take some time. But once awarded, they add recurring, predictable revenue and allow us to enjoy efficiencies in purchasing, tooling and staffing.


C.P.I.



CPI's competitive advantage lies in its ability to offer large contractor capabilities, with the responsiveness of a small company.



CPI's high standards and ISO certifications make it a reliable supplier of quality aircraft parts.

▷ FOCUS

Focusing on our strengths forms the basis for CPI to increase revenue and profit.

CPI has carved out a special niche within the multi-billion dollar aerospace/defense industry as a U.S. Government military contractor. We supply structural parts such as skin panels, leading edges, flight control surfaces, engine components, wing tips, cowl doors, nacelle assemblies and inlet assemblies for long-lived military aircraft, most notably the C-5A "Galaxy" cargo jet, the T-38 "Talon" jet trainer, the C-130 "Hercules" cargo jet, the A-10 "Thunderbolt" or "Warthog" attack jet and the E-3 "Sentry" AWACS jet. Whether for standard replacement requirements or for major modification programs, our contracts are generally for subassemblies. These are created when a series of parts are assembled together to form a larger unit that comprises a part of a complex aerodynamic structure.

Our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products, is what defines CPI. We have a management team and workforce with expansive experience at industry leaders, such as Grumman, Lockheed and Fairchild. From proposal preparation to final test, our highly motivated and committed team of engineers, mechanics, administrators and procurement staff have helped CPI achieve a contract win rate in 2003 of 14%, far above the 5% industry average. Our efficient staffing levels allow us to take advantage of small business set asides earmarked for companies with less than 1,000 employees, both as a prime manufacturer and as a subcontractor. Approximately 20% of CPI's 2003 contract value was awarded under this program.

By focusing our strengths on the areas in which we excel, we have every reason to believe that our goal of increasing our contract awards, which form the basis of increasing revenue and profit, will continue.



> EXECUTION

CPI's skills include program management, engineering, configuration control, and final assembly.

CPI has 24 years of experience supplying military customers with structural parts for out-of-production aircraft, with 1,450 completed contracts through 2003. In past years, we described ourselves as a "mini-prime", because our capabilities match those of large defense contractors, combined with the flexibility and responsiveness of a small business. While the fundamentals haven't changed, our current and future projects tend to be much larger, thus – we've dropped the "mini." Historically the majority of our contracts have been valued below $200,000. But we have competed for, and won, significantly larger contracts, the jewel in our crown being our 10-year, $61 million T-38 trainer modification contract, which runs for six more years.



Charles Munna
Vice President, Operations

With our quality certifications, including ISO 9001 and the AS9100 Aerospace Standard, our direct business with branches of the military, and our portfolio of large contractor skills, we are viewed as a prime military contractor. These skills include program management, engineering, tool design and fabrication, logistics and data management, configuration control through final assembly and test. These functions take place in our modern, efficient and expandable 40,000 square foot headquarters facilities.

The government asks for requests for proposals on thousands of contracts annually, from food to computers. That is why we generally use outside consultants who understand the contracts being put out for bid, and CPI's core strengths, to identify those where we have a good probability of success. We also use on-site consultants, with prior experience in procurement, at the three Air Force Air Logistics Centers and at Defense Supply Center Richmond ("DSCR"), where the purchasing and ordering of replacement and modification parts is done. The consultants notify us of large contracts on the horizon so that we can prepare accordingly. Additionally, we have agreements with a number of sales representatives to market our products to a broader base of customers.

Finally, nothing is more telling about our business execution than the caliber of our customer list and the numerous commendations they have bestowed on us. In addition to serving the DSCR, noted above, we are very proud to be counted as a supplier to the Wright-Patterson Air Force Base (AFB), Warner Robins AFB, Tinker AFB, NAVICP, Hill AFB, the U.S. Army, Redstone, and major aerospace/defense companies.




C. P. I.

Skilled aerospace mechanics enable CPI to build highly complex structures, like this C-141 panel assembly.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements

When used in this Form 10-KSB and in future filings by us with the Commission, the words or phrases "will likely result," "management expects" or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. As such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The risks are included in "Item 1: Business," "Item 6: Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Exhibit 99: Risk Factors" included in this Form 10-KSB. We have no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

You should read the financial information set forth below in conjunction with our financial statements and notes. Except as otherwise indicated, the following discussion does not include the results of operations of Kolar, Inc., which have been reclassified as discontinued operations.

Critical Accounting Policies

Revenue Recognition

We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting, however we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes until the reported earnings materialize to actual cash receipts.

Results of Operations

Year Ended December 31, 2003 as Compared to the Year Ended December 31, 2002

Revenue. Our revenue for the year ended December 31, 2003 was $27,288,035 compared to $23,999,257 for 2002, representing an increase of $3,288,778 or 14%. This increase was due to our company winning more than 300 new contract awards in 2003 totaling $23 million.

Gross profit. Gross profit for the year ended December 31, 2003 was $9,004,783, compared to $7,701,352 for 2002, an increase of $1,303,431 or 17%. Gross profit as a percentage of revenue for the year ended December 31, 2003 was 33% compared to 32% for the same period last year, due primarily to a more profitable sales mix.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2003 were $3,177,173, compared to $2,691,632 for 2002, an increase of $485,541, or 18%. This increase is primarily attributable to an increased level of sales during 2003 and included increases in salaries and accrued bonuses of $153,802, consultants' fees of $141,920 and printing, transfer agent, investor relations and other fees relating to being a public company of $119,765.

Interest expense for the year ended December 31, 2003 was $148,006, compared to $510,329 for 2002, a decrease of $362,323, or 71%. The decrease in interest expense resulted from the repayment of debt using the proceeds of our February 2003 public offering.

Income from continuing operations. Income from continuing operations for the year ended December 31, 2003 was $8,127,043, which includes a gain on extinguishment of debt of $2,431,233, compared to $4,568,624 from continuing operations for 2002, an increase of $3,558,419 or 78%. The 2003 results include income taxes computed at an effective tax rate of 6% because we utilized approximately $8,500,000 of our net operating loss carryforward. Basic income per share for the year ended December 31, 2003 was $1.65 on an average of 4,872,255 shares outstanding, compared to $1.63 per share from continuing operations on an average of 2,721,522 shares outstanding for the year ended December 31, 2002.

Liquidity and Capital Resources

General

At December 31, 2003, we had working capital of $19,319,374 compared to $1,975,574 at December 31, 2002, an increase of $17,343,800. This increase is attributable to an increase in cash of $2,702,773, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of approximately $6,067,781, repayment of debt of $8,014,112 and a decrease in accounts payable and accrued expenses of $1,317,185. This increase was offset by a decrease in accounts receivable of $583,951, a decrease in assets held for sale, discontinued operations, of $280,678 and a decrease in prepaid expenses of $116,169.

Net cash used in operating activities for the year ended December 31, 2003 was $663,789 compared to net cash provided by operating activities of $209,108 for the year ended December 31, 2002. This decrease in cash was due to net income from continuing operations of $7,932,043, depreciation and amortization of $131,204, warrants issued for consulting fees of $105,354, common stock issued for bank fees of $88,689, a decrease in accounts receivable of $583,951 and a decrease in prepaid expenses of $116,169. This decrease was offset by an increase in costs and estimated earnings in excess of billings on uncompleted contracts of $6,067,781, a gain on extinguishment of debt of $2,431,233 and a decrease in accounts payable and accrued expenses of $1,317,185.

On a rolling basis, there is a portion of our "costs and estimated earnings in excess of billings on uncompleted contracts" that we do not expect to be able to collect within the next year. The amount not expected to be collected within one year was approximately $1,808,000 at December 31, 2002 and approximately $1,866,000 at December 31, 2003. These amounts relate to the start up expenses incurred in 1989 and 1990, in the early stages of our one remaining commercial contract. As we near the completion of this contract, we will bill and collect more than our expenses. Thus, we anticipate that the amount not expected to be collected within one year will decrease through the completion of this contract, which is estimated to be in 2012.

Cash Flow; Income Taxes

Because the POC method of accounting requires us to use estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. In addition, as of December 31, 2003, for financial statement purposes, we have utilized the benefits of our net operating losses, and as such will be recording a full federal and state income tax provision on our pre-tax income commencing in the first quarter of 2004. Accordingly, it is possible that we may have a shortfall in our cash flow and may need to borrow money until the reported earnings materialize to actual cash receipts.

Public Offering

On February 19, 2003, we consummated a public offering of 2,300,000 of our common shares at a price of $4.00 per share raising gross proceeds of $9,200,000. We used approximately $2.4 million of the net proceeds to repay bank loans and $2.7 million to repurchase a promissory note held by a third party in the principal and accrued interest amount of $5.1 million. The remaining approximately $2.6 million of net proceeds has been and will be used for working capital. This leaves us with no material bank debt.

JPMorgan Chase Credit Facility

In September 2003, we entered into a three-year, $5 million revolving credit facility with JPMorgan Chase Bank, secured by our assets. The facility specifies interest rates that range between the Prime Rate and 225 basis points over LIBOR, depending on certain terms and conditions. As of December 31, 2003, we had not borrowed any funds pursuant to this facility.

We believe that our existing resources, together with the availability under our credit facility, will be sufficient to meet our current working capital needs for at least the next 12 months.

Contractual Obligations

The table below summarizes information about our contractual obligations as of December 31, 2003 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

	Payments Due By Period ($)				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-Term Debt	0	0	0	0	0
Capital Lease Obligations	40,192	10,048	20,096	10,048	0
Operating Leases	0	0	0	0	0
Employment Agreement Compensation**	1,062,780	635,780	427,000	0	0
Total Contractual Cash Obligations	1,102,972	645,828	447,096	10,048	0

** The employment agreements provide for bonus payments that are excluded from these amounts.

Inflation

Inflation historically has not had a material effect on our operations.

CONSOLIDATED BALANCE SHEET

December 31, 2003	
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 2,794,310
Accounts receivable	1,747,824
Costs and estimated earnings in excess of billings on uncompleted contracts	17,449,887
Deferred income taxes	1,058,000
Prepaid expenses and other current assets	349,329
Total current assets	23,399,350
Property, Plant and Equipment, net	360,514
Other Assets	179,226
Total Assets	$23,939,090
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable	$ 3,343,875
Accrued expenses	541,798
Current portion of capital lease obligation	7,303
Income taxes payable	187,000
Total current liabilities	4,079,976
Capital Lease Obligation, Net of Current Portion	26,311
Total Liabilities	4,106,287
Commitments and Contingencies	
Shareholders' Equity:	
Common stock – $.001 par value; authorized 50,000,000 shares, issued and outstanding 5,301,770 shares	5,302
Additional paid-in capital	21,713,447
Accumulated deficit	(1,885,946)
Shareholders' Equity	19,832,803
Total Liabilities and Shareholders' Equity	$23,939,090

See Notes to Consolidated Financial Statements

> CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2003	2002
Revenue	$ 27,288,035	$ 23,999,257
Cost of sales	18,283,252	16,297,905
Gross profit	9,004,783	7,701,352
Selling, general and administrative expenses	3,177,173	2,691,632
Income from operations	5,827,610	5,009,720
Other income (expense):		
Interest/ other income	16,206	69,233
Interest expense	(148,006)	(510,329)
Gain on extinguishment of debt	2,431,233	–
Total other income (expense), net	2,299,433	(441,096)
Income from continuing operations	8,127,043	4,568,624
Gain on sale of assets held for sale-discontinued operations	461,235	–
Income before provision for income taxes	$ 8,588,278	$ 4,568,624
Provision for income taxes	(195,000)	(124,000)
Net income	$ 8,393,278	$ 4,444,624
Basic net income per common share:		
Income from continuing operations	$ 1.63	$ 1.63
Income from discontinued operations	.09	–
Income per common share – basic	$ 1.72	$ 1.63
Diluted net income per common share:		
Income from continuing operations	$ 1.47	$ 1.40
Income from discontinued operations	.09	–
Income per common share – diluted	$ 1.56	$ 1.40
Shares used in computing earnings per common share:		
Basic	4,872,255	2,721,522
Diluted	5,382,266	3,181,834

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)

Years ended December 31, 2003 and 2002

	Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Shareholders' Equity (Deficiency)
Balance at January 1, 2002	2,657,046	$2,657	$12,367,020	$(14,723,848)	$(2,354,171)
Net income	–	–	–	4,444,624	4,444,624
Amortization of fair value of warrants issued in conjunction with consulting agreement	–	–	7,829	–	7,829
Common stock issued for bank fees	70,000	70	58,621	–	58,691
Common stock issued upon exercise of options and warrants	58,622	59	180,504	–	180,563
Balance at December 31, 2002	2,785,668	2,786	12,613,974	(10,279,224)	2,337,536
Net income	–	–	–	8,393,278	8,393,278
Amortization of fair value of warrants issued in conjunction with consulting agreement	–	–	105,354	–	105,354
Common stock issued in secondary public offering	2,300,000	2,300	7,756,790	–	7,759,090
Common stock issued for bank fees	20,000	20	88,669	–	88,689
Common stock issued upon exercise of options and warrants	196,102	196	733,660	–	733,856
Tax benefits from stock option plans	–	–	415,000	–	415,000
Balance at December 31, 2003	5,301,770	$5,302	$21,713,447	$(1,885,946)	$19,832,803

See Notes to Consolidated Financial Statements

▷ CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2003	2002
Cash flows from operating activities:		
Net income before operations of discontinued segment	$7,932,043	$ 4,444,624
Adjustments to reconcile net income before operations of discontinued segment to net cash provided by (used in) operating activities:		
Depreciation and amortization	131,204	51,420
Warrants issued for consulting fees	105,354	7,829
Common stock issued for bank fees	88,689	58,691
Gain on early extinguishment of debt	(2,431,233)	–
Deferred portion of provision for income taxes	(407,000)	132,000
Tax benefit for stock options	415,000	–
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	583,951	(163,406)
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(6,067,781)	(4,414,721)
Decrease (increase) in prepaid expenses and other current assets	116,169	(380,603)
Decrease in other assets	–	1,000
Increase (decrease) in accounts payable and accrued expenses	(1,317,185)	472,274
Increase in income taxes payable	187,000	–
Net cash provided by (used in) operating activities	(663,789)	209,108
Cash flows from investing activities:		
Purchase of property, plant and equipment	(268,790)	(122,848)
Proceeds from assets held for sale	–	2,937,308
Net cash provided by (used in) investing activities	(268,790)	2,814,460
Cash flows from financing activities:		
Proceeds from exercise of stock options	733,856	180,563
Net repayment of long-term debt	(5,599,505)	(3,293,172)
Proceeds from public offering	7,759,090	–
Net cash provided by (used in) financing activities	2,893,441	(3,112,609)
Net cash provided by (used in) continuing operations	1,960,862	(89,041)
Net cash provided by discontinued operations	741,911	–
Net increase (decrease) in cash	2,702,773	(89,041)
Cash and cash equivalents at beginning of year	91,537	180,578
Cash and cash equivalents at end of year	$2,794,310	$ 91,537
Supplemental schedule of noncash investing activity:		
Property, plant and equipment acquired through capital lease	$ –	$ 50,240
Supplemental schedule of cash flow information:		
Cash paid during the year for interest	$ 148,006	$ 252,422

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED STATEMENTS

1. Principal Business Activity and Summary of Significant Accounting Policies:

The Company consists of CPI Aerostructures, Inc. ("CPI") and its wholly owned subsidiary, Kolar, Inc. ("Kolar"), collectively, the "Company."

CPI's operations consist of the design and production of complex aerospace structural subassemblies under U.S. government and commercial contracts. The length of the Company's contracts varies but is typically between one and two years for U.S. government contracts and up to 10 years for commercial contracts.

Kolar's principal business was the precision computer numerical control machining of metal products on a contract-order basis. Kolar is presently inactive (see Note 6).

CPI's revenue is recognized based on the percentage of completion method of accounting for its contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying consolidated balance sheet, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. CPI's recorded revenue may be adjusted in later periods in the event that CPI's cost estimates prove to be inaccurate or a contract is terminated.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable are reported at their outstanding unpaid principal balances. The Company writes off accounts when they are deemed to be uncollectible. The Company has experienced insignificant amounts of bad debts in such accounts.

Depreciation and amortization of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

The Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any such change has occurred. If such changes in circumstance are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and amounts expected to be realized upon its eventual disposition.

The fair value of the Company's short-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the fair value of the Company's short-term debt was not significantly different than the stated value at December 31, 2003.

The Company incurred freight and delivery costs of approximately $176,000 and $211,000, respectively, during the years ended December 31, 2003 and 2002. These costs are included in cost of sales.

NOTES TO CONSOLIDATED STATEMENTS (continued)

Basic earnings per common share is computed using the weighted-average number of shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Incremental shares of 510,011 and 460,312 were used in the calculation of diluted earnings per common share in 2003 and 2002, respectively. Incremental shares of 321,250 were not included in the diluted earnings per share calculations at December 31, 2002 as their exercise price was in excess of the Company's stock price at December 31, 2002 and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation.

The Company has elected to apply Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options issued to employees (intrinsic value) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net income and income per common share would have been as follows:

Year ended December 31,	2003	2002
Net income - as reported	$8,393,278	$4,444,624
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	453,866	1,844,730
Net income – pro forma	$7,939,412	$2,599,894
Basic income per share – as reported	$ 1.65	$ 1.63
Basic income per share – pro forma	$ 1.63	$ .96
Diluted income per share – as reported	$ 1.49	$ 1.40
Diluted income per share – pro forma	$ 1.48	$ .82

The Company's assumptions used to calculate the fair values of options issued during 2003 were (i) risk-free interest rates of 2.10% and 2.78%, (ii) expected life of 10 years, (iii) expected volatility of 198%, and (iv) expected dividends of zero. In 2002, the Company's assumptions used to calculate the fair values of options issued were (i) risk-free interest rates of 5.42% and 5.62%, (ii) expected life of 10 years, (iii) expected volatility of 84.95%, and (iv) expected dividends of zero.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

For comparability, certain 2002 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2003.

2. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts:

At December 31, 2003, costs and estimated earnings in excess of billings on uncompleted contracts consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$22,466,590	$13,184,968	$35,651,558
Estimated earnings	11,783,814	6,111,775	17,895,589
	34,250,404	19,296,743	53,547,147
Less billings to date	18,866,180	17,231,080	36,097,260
Costs and estimated earnings in excess of billings on uncompleted contracts	$15,384,224	$ 2,065,663	$17,449,887

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2003, $1,865,648 of the balances above, primarily commercial contracts, are not expected to be collected within one year. Amounts not paid or billed under retainage provisions are not material.

3. Accounts Receivable:

At December 31, 2003, accounts receivable consists of trade receivables as follows:

Billed receivables	$1,564,600
Unbilled receivables on completed contracts	183,224
	$1,747,824

4. Property, Plant and Equipment:

Property, plant and equipment, at cost, consists of the following:

December 31, 2003		Estimated Useful Life
Machinery and equipment	$314,997	5 to 10 years
Computer equipment	430,769	9 years
Furniture and fixtures	69,176	7 years
Automobiles and trucks	23,488	5 years
Leasehold improvements	156,354	3 years
	994,784	
Less accumulated depreciation and amortization	634,270	$360,514

Depreciation and amortization expense for the years ended December 31, 2003 and 2002 was $131,204 and $51,420, respectively.

5. Related Party Transactions:

In October 2000, the Company adopted a Greit Plan for the purpose of offering senior management a deferred compensation death benefit plan (the "Plan") that provides a tax-free benefit and which is tax-neutral to the Company. Pursuant to the Plan, the Company made a noninterest-bearing loan to an employee in the amount of $150,000, which was used to purchase the Plan. The Plan has since been terminated. The surrender value has been returned to the employee who has placed the proceeds from the surrender value in an annuity, which will mature to $150,000, and which is included in other assets at December 31, 2003. Simultaneously, the employee purchased an insurance policy in the amount of $150,000, of which the Company is the sole beneficiary. The loan to the employee will be repaid to the Company upon the maturity date of the annuity or upon the death of the employee, whichever occurs first.

6. Discontinued Operations:

On January 22, 2002, the Company announced a decision made by the board of directors as of December 31, 2001 to close the Kolar facilities located in Ithaca, New York, and liquidate its assets through a public auction of its machinery and equipment and the private sale of its real estate. On February 21, 2002, Kolar sold a substantial portion of its machinery and equipment at an auction conducted by Daley-Hodkin Corporation at Kolar's main facility in Ithaca, New York. In connection with the discontinuance of Kolar's operations, the Company incurred a one-time charge of $10,422,816 related to the write-off of Kolar's assets, net of expected proceeds, and an accrual for estimated losses during the phase-out period. The disposition of Kolar's operations represents a disposal of a business segment under APB Opinion No. 30 in 2001. Accordingly, results of the operation have been classified as discontinued. For business segment reporting purposes, Kolar's business results were previously classified as the "Machining" segment. In 2003, the Company sold the remaining assets for Kolar and recorded a gain of $461,235.

7. Capital lease obligation and credit facility:

The Company leases equipment under a capital lease which expires during 2007. The lease requires monthly payments of principal and interest, imputed at an interest rate of 9% per annum.

NOTES TO CONSOLIDATED STATEMENTS (continued)

Future minimum lease payments under capital leases are as follows:

Year ending December 31,	
2004	$10,048
2005	10,048
2006	10,048
2007	10,048
	40,192
Less amount representing interest	6,578
	33,614
Less current maturities	7,303
Long-term debt, less current maturities	$26,311

On January 28, 2003, the Company sold one of the two remaining Kolar buildings and related land for $585,000 and on May 7, 2003, the final building and related land was sold for $190,000. The proceeds were used to repay bank loans.

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share, raising gross and net proceeds of $9,200,000 and $7,759,000, respectively. Approximately $2,433,000 of the net proceeds were used to repay bank loans, $2,700,000 was used to repay the Note Payable - Seller, which had a carrying value plus accrued interest of approximately $5,131,000. Accordingly, the Company recorded a gain of approximately $2,431,000 on the extinguishment of the debt. The remaining net proceeds of approximately $2,631,000 are being used to fund continuing operations.

In September 2003, the Company entered into a three year, $5.0 million revolving credit facility with JPMorgan Chase Bank, secured by the assets of the Company. The facility specifies interest rates that range between the Prime Rate and 225 basis points over LIBOR, depending on certain terms and conditions. As of December 31, 2003, the Company has not borrowed any funds pursuant to this facility.

8. Commitments:

The Company has employment agreements with four employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31,	
2004	$ 635,780
2005	427,000
	$1,062,780

These agreements provide for additional bonus payments that are calculated as defined.

9. Income Taxes:

The provision for income taxes consists of the following:

Year ended December 31,	2003	2002
Current:		
Federal	$ 593,000	
State and local	9,000	$ (8,000)
Deferred:		
Federal	(407,000)	132,000
	$ 195,000	$124,000

The difference between the income tax provision computed at the federal statutory rate and the actual tax provision is accounted for as follows:

Year ended December 31,	2003	2002
Taxes computed at the federal statutory rate	$ 2,920,000	$ 1,553,000
Utilization of net operating loss carryforward	(2,725,000)	(1,429,000)
	$ 195,000	$ 124,000

Commencing with the first quarter of 2004, the Company will be recording a full federal and state income tax provision on its pre-tax income.

The components of deferred income tax assets at December 31, 2003 are as follows:

Assets:	
Federal and state net operating loss carryforwards	$ 944,000
Temporary differences	(71,000)
Alternative minimum tax credit	185,000
	$1,058,000

As of December 31, 2003, the Company had net operating loss carryforwards of approximately $1,700,000 and $8,400,000 for federal and state income tax purposes, respectively, expiring through 2022.

For the year ended December 31, 2003, the Company recognized, for income tax purposes, a tax benefit of $415,000 for compensation expense related to its stock option plan for which no corresponding charge to operations has been recorded. Such amounts have been added to additional paid-in capital in the current year.

10. Employee Stock Option Plans:

In April 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan, for which 83,334 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options may not be exercised more than five years from the date of issuance. No more options may be granted under the 1992 plan.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan, as amended, reserved 830,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 23,810 options available for grant under the 1995 Plan, 35,666 options available for grant under the 1998 Plan, and 105,000 options available for grant under the 2000 Plan.

NOTES TO CONSOLIDATED STATEMENTS (continued)

A summary of the status of the Company's four stock option plans as of December 31, 2003 and 2002 and changes during those years is as follows:

	2003		2002	
Fixed Options	Options	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
Outstanding and exercisable at beginning of year	1,197,338	$3.49	1,098,672	$3.06
Granted during year	150,000	7.46	300,000	6.19
Exercised/forfeited	(232,586)	5.18	(201,334)	5.15
Outstanding and exercisable at end of year	1,114,752	3.84	1,197,338	$3.49
Weighted-average fair value of options granted		$6.22		$5.48

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Range of Exercise Price	Number Outstanding and Exercisable	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
$1.20-$1.65	205,000	7.60 years	1.21
$2.53-$2.79	513,000	5.06 years	2.63
$6.27-$6.97	333,001	7.93 years	6.45
$7.19-$8.75	63,750	8.41 years	8.41
$1.20 - $8.75	1,114,751	6.58years	$3.84

11. Warrants and Options:

In February 2002, the Company issued 5,000 options to a consultant as compensation related to a one-year consulting agreement. The options are exercisable at $1.65 per share through February 2007. The options are valued at $113,183, of which $105,354 and $7,829 has been charged to operations in 2003 and 2002, respectively, based on the Company's assumptions as follows: (i) risk-free interest rate of 5.12%, (ii) expected life of five years, (iii) expected volatility of 84.95%, and (iv) expected dividends of zero. The warrants are accounted for in accordance with EITF 96-18, Accounting for Equity Interests that are Issued to Other Than Employees, or in Conjunction with Selling, Goods or Services.

12. Employee Benefit Plan:

On September 11, 1996, CPI's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized both the CPI and Kolar plans as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2003 and 2002 amounted to $81,310 and $55,317, respectively.

13. Major Customers:

98% of the sales in 2003 and all of the Company's net sales in 2002 were to the U.S. government.

14. Public Offering:

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share raising gross proceeds of $9,200,000. Prior to the consummation of the offering, some of the Company's officers were interviewed by a reporter and an article about the Company was subsequently published in a newspaper. It is possible that the officers' participation in the interview combined with the publication of the article may be considered a violation of Section 5 of the Securities Act of 1933. If investors in the offering were to sue the Company and convince a court that the Company violated Section 5, they would have the right under the federal securities laws to rescind their purchases of common shares for a period of one year from the date of the violation. As of February 19, 2004 (the one-year anniversary date from which the investors had the potential right of rescission), no investors have made a claim requesting rescission of the purchase of their shares and the rescission period has ended.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CPI Aerostructures, Inc.

We have audited the accompanying consolidated balance sheet of CPI Aerostructures, Inc. and Subsidiary as of December 31, 2003 and the related consolidated statements of income, shareholders' equity (deficiency), and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

January 30, 2004

▷ MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common shares are listed on the American Stock Exchange under the symbol CVU. The following table sets forth for 2002 and 2003, the high and low sales prices of our common shares for the periods indicated, as reported by the American Stock Exchange.

Period	High	Low
2002		
Quarter Ended March 31, 2002	$ 1.85	$ 1.40
Quarter Ended June 30, 2002	$ 8.46	$ 1.45
Quarter Ended September 30, 2002	$ 7.75	$ 4.08
Quarter Ended December 31, 2002	$ 8.20	$ 3.85
2003		
Quarter Ended March 31, 2003	$ 6.53	$ 3.95
Quarter Ended June 30, 2003	$ 9.10	$ 6.01
Quarter Ended September 30, 2003	$ 10.81	$ 8.20
Quarter Ended December 31, 2003	$ 12.50	$ 8.95

On March 24, 2004, the closing sale price for our common shares on the American Stock Exchange was $9.64. On March 24, 2004, there were 124 holders of record of our common shares and, we believe, over 2,200 beneficial owners of our common shares.

Dividend Policy

To date, we have not paid any dividends on our common shares. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

CORPORATE INFORMATION

Officers

Edward J. Fred

Frank Funicelli

Charles Munna

Board of Directors



Arthur August



Walter Paulick



A.C. Providenti



Edward J. Fred



Kenneth McSweeney



Eric Rosenfeld

Corporate Headquarters

Transfer Agent

Common Stock

Counsel

Independent Auditors

Investor Relations

Stockholder Contact and Form 10-KSB



CPI AEROSTRUCTURES, INC.

200A Executive Drive
Edgewood, NY 11717
www.cpiaero.com